EXHIBIT 99.1

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	July 28, 2015

Seabridge Gold Finds Extension of KSM’s Mitchell Deposit at Depth
Drilling intersects 174 Meters of 0.55 g/T Gold and 0.28% Copper and 167 Meters of 0.81 g/T Gold and 0.25% Copper 350 Meters Down-Dip from Current Reserve Limit

Toronto, Canada… Seabridge Gold today announced that initial results from its 2015 core drilling program at its 100% owned KSM Project in northwestern British Columbia point towards a sizeable expansion of the Mitchell Deposit at depth. The size and orientation of the drill intercepts support the potential for an expansion of the cost-effective block cave operation planned for the reserves above these new intercepts. Hole M-15-130’s 174 meters of 0.55 g/T gold and 0.28% copper is more than 200 meters to the southwest of M-15-131’s 167 meters of 0.81 g/T gold and 0.25% copper; these results appear to represent a large, continuous zone amenable to block cave mining. (See www.seabridgegold.net/pdf/NJul28-15-maps.pdf[attached as ANNEX A])

In the past two years, Seabridge has successfully targeted higher grade zones beneath KSM’s near-surface porphyry deposits, resulting in the discovery of Deep Kerr and the Iron Cap Lower Zone, two copper-rich deposits that have added nearly one billion tonnes of better grade to project resources. The program this year has continued this multi-year exploration effort to add higher grade zones by testing the down plunge extension of the Mitchell Deposit. The Mitchell Deposit is KSM’s largest porphyry copper-gold system, containing proven and probable reserves of 1.4 billion tonnes grading 0.60 g/T Au and 0.16% Cu. In the central part of the deposit there is a zone of higher grade gold and copper; the down plunge projection of this central zone was the target for holes M-15-130 and 131. (For a detailed breakdown of KSM’s proven and probable reserves please see the table at the end of this release.)

Seabridge Chairman and CEO Rudi Fronk commented that “these initial results from Mitchell are very encouraging. The size and grade of the planned Mitchell block cave are likely to be enhanced by this data. Also, the mineralogy and textures from drill core suggest that we are approaching a zone of higher-temperature and fluid flow that may offer even better grades but there is evidence of faulting which needs to be analyzed before we undertake further drilling on this target. Although we are excited about where this discovery could lead, we have decided to scale back this year’s Mitchell program by about $2.2 million until we have completed our analysis of all the available data. The balance of the program will concentrate on expanding the block cave shapes associated with the Deep Kerr deposit.”

The first two holes in this year’s program also encountered a copper zone higher up in the section which could convert waste to ore in Mitchell open pit scenarios which are planned to precede underground block caving. The holes were started well above and outside of the Mitchell Deposit reserve in order to test the deep projection of the central zone. Significant widths of copper mineralization were intersected above the Mitchell Thrust Fault in magnetite-rich intrusive and sedimentary rocks near the contact of an intrusion with intervals up to 192 meters wide grading 0.34% copper and 0.14 g/T gold.  This style of copper-rich material has been encountered in previous drilling in this vicinity. “We will evaluate the potential of incorporating these zones into the Mitchell resource,” Fronk said. “If we are able to convert in-pit waste to ore, it could have a positive impact on Mitchell economics.”

Below the Mitchell Thrust Fault, where the Mitchell reserves and resources are located, the holes encountered identical sections of altered intrusive rocks that are recognized as host to parts of the Mitchell Deposit. The intrusion is pervasively hydrothermally altered and contains abundant stock work quartz veins. Alteration increases systematically down hole, progressing through intense quartz-sericite-pyrite and into chlorite-magnetite-orthoclase alteration. The intervals encountered in holes M-15-130 and 131 represent a distinctive intrusive body containing gold and copper grades above the Mitchell Deposit average.

The following table summarizes the drill hole intersections for the plunge projection of Lower Mitchell. In drill hole M-15-130, the Mitchell Thrust Fault is located at 601 meters and in M-15-131 it is at 691 meters.

Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
M-15-130	1581.0	334.0	441.6	107.6	0.11	0.39	1.7
		1207.4	1381.8	174.4	0.55	0.28	3.3
	including	1217.4	1296.3	78.9	0.73	0.40	4.8
M-15-131	1674.0	253.0	444.5	191.5	0.14	0.34	1.6
		1190.5	1357.5	167.0	0.81	0.25	5.0
	including	1248.5	1357.5	109.0	0.96	0.32	6.3

Drill holes were oriented using historical information and designed to intercept the mineralized target at right angles to the strike of the zone.  The orientation will be refined with additional drilling but current information indicates the intervals listed above accurately reflect the true thickness of the mineralized zone.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards, and in addition all copper assays that exceed 0.25% Cu are re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

KSM Proven and Probable Reserves

Zone	Mining Method	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
				Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Open Pit	Proven	476	0.67	0.17	3.05	60.9	10.3	1,798	47	64
		Probable	497	0.61	0.16	2.78	65.8	9.8	1,707	44	72
	Block Cave	Probable	438	0.53	0.17	3.48	33.6	7.4	1,589	49	32
Iron Cap	Block Cave	Probable	193	0.45	0.20	5.32	21.5	2.8	834	33	9
Sulphurets	Open Pit	Probable	318	0.59	0.22	0.79	50.6	6.0	1,535	8	35
Kerr	Open Pit	Probable	242	0.24	0.45	1.2	0.0	1.9	2,425	9	0
Totals		Proven	476	0.67	0.17	3.05	60.9	10.3	1,798	47	64
		Probable	1,688	0.51	0.22	2.65	40.1	27.9	8,090	144	149
		Total	2,164	0.55	0.21	2.74	44.7	38.2	9,888	191	213

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the new holes at Mitchell pointing towards a sizeable expansion, and an increase in grade, of the Mitchell Deposit at depth; (ii) the new higher grade intercepts at Mitchell supporting the potential for an expansion of the cost-effective block cave operation planned for the reserves above them; (iii) the spacing of the new higher grade intercepts at Mitchell appearing to represent a large, continuous zone; (iv) the mineralogy and textures from drill core suggesting that Seabridge is approaching a zone of higher-temperature and fluid flow at Mitchell that may offer even better grades; (v) the possibility that the new copper zone within an area of waste rock in the Mitchell pit could be converted to ore and improve project economics; and (vi) the estimated amount and grade of mineral reserves at a deposit; (vii) the estimated amount and grade of mineral resources at the core zone deposits. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "potential", "appears", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment and the geotechnical characteristics of the resource material and its continuity; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content or geotechnical characteristics within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2014 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law

ON BEHALF OF THE BOARD

“Rudi Fronk”
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net

ANNEX A

Seabridge Gold
Plan View
2012 PFS
RESERVE MODEL
(235m El. Level)
NSR $
> 40
30 - 40
20 - 30
15 - 20
M-15-131
M-15-130
Cross Section
Cross Section
2012 PFS Cave
Footprint (235m el.)
Reserve Model
500m
6266500
6266000
6265500
6265000
422000
422500
423000
KSM PROJECT
MITCHELL ZONE
2015 EXPLORATION DRILLING
ASSAY HIGHLIGHTS, JULY 2015

SEABRIDGE GOLD
Cross Section
View to NE
0.11g/t Au, 0.39 %Cu / 107.6m
MTF
0.65g/t Au, 0.05 %Cu / 37m
2012 PFS Pit
Reserve Model
2012 PFS Cave
Reserve Model
0.66g/t Au, 0.12 %Cu / 34m
0.76g/t Au, 0.20 %Cu / 54m
0.50g/t Au, 0.22 %Cu / 145m
0.55g/t Au, 0.28 %Cu / 174.4m
incl.: 0.73g/t Au, 0.40 %Cu / 78.9m
2012 PFS
RESERVE MODEL
NSR $
> 40
30 - 40
20 - 30
15 - 20
500m
M-06-008
M-07-051
M-07-034
M-08-077
M-07-032
M-07-027
M-09-111
M-11-127
M-07-035
M-07-054
M-06-007
M-07-025
M-07-059
M-06-003
M-08-090
M-11-126
M-08-067
M-15-130
KSM PROJECT
MITCHELL ZONE
2015 EXPLORATION DRILLING
ASSAY HIGHLIGHTS, JULY 2015

SEABRIDGE GOLD
Cross Section
View to NE
0.14g/t Au, 0.34 %Cu / 191.5m
MTF
2012 PFS Pit
Reserve Model
2012 PFS Cave
Reserve Model
0.42g/t Au, 0.16 %Cu / 76m
0.77g/t Au, 0.25 %Cu / 69m
0.81g/t Au, 0.25 %Cu / 167m
incl.: 0.96g/t Au, 0.32 %Cu / 109m
0.51g/t Au, 0.27 %Cu / 102m
0.44g/t Au, 0.26 %Cu / 102m
0.42g/t Au, 0.24 %Cu / 56m
2012 PFS
RESERVE MODEL
NSR $
> 40
30 - 40
20 - 30
15 - 20
M-07-030
M-09-105
M-06-017
M-07-048
M-08-094
M-07-052
M-07-049
M-08-090
M-08-065
M-06-010
M-06-011
M-09-099
M-09-106
M-08-075
M-07-047
M-06-024
M-08-069
M-09-095
M-11-125
M-08-086
M-11-127
M-15-131
500m
KSM PROJECT
MITCHELL ZONE
2015 EXPLORATION DRILLING
ASSAY HIGHLIGHTS, JULY 2015